Exhibit 99.2

an Exploration Stage Company
Interim Consolidated Financial Statements
January 31, 2010

MegaWest Energy Corp (an exploration stage company)
Interim Consolidated Balance Sheets
(Unaudited)

	January 31,	April 30,
(in Canadian dollars)	2010	2009

Assets
Current assets
Cash	$788,038	$1,766,558
Accounts receivable	678,210	77,628
Restricted cash (note 8)	67,942	96,338
Prepaid expenses	266,308	284,146
	1,800,498	2,224,670

Oil and gas assets (note 2)	25,216,509	24,805,102
Administrative assets (note 3)	152,432	236,030
Restricted cash (note 8)	151,231	170,555

	$27,320,670	$27,436,357

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$169,228	$112,663
Asset retirement obligations (note 4)	887,535	1,023,963
	1,056,763	1,136,626

Shareholders' Equity
Share capital (note 6)	83,605,475	83,597,427
Preferred shares (note 6)	1,858,826	-
Warrants and options on preferred shares (note 6)	500,000	-
Contributed surplus (note 5)	22,469,293	22,213,833
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(81,607,054)	(78,948,896)
	26,263,907	26,299,731
Going concern (note 1)
Commitments and contractual obligations (note 11)
Subsequent events (note 13)	$27,320,670	$27,436,357

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)

	Three months ended January 31		Nine months ended January 31		From Exploration Stage Inception on November 1, 2006 through January 31,
(in Canadian dollars)	2010	2009	2010	2009	2010

Interest income	$2,880	$29,589	$6,153	$151,772	$1,136,720

Expenses
General and administrative (note 7)	817,913	944,161	2,371,934	3,892,190	18,531,113
Impairment of oil and gas assets	-	2,507,880	-	33,885,491	40,151,332
Foreign exchange loss (gain)	21,357	39,239	105,759	(1,816,537)	1,790,013
Financing costs	-	-	-	-	2,466,000
Loss on marketable securities	-	-	-	-	2,094,000
Interest and accretion on promissory notes	-	-	-	24,036	271,049
Depreciation and accretion	41,862	35,960	126,082	102,240	364,729
	881,132	3,527,240	2,603,775	36,087,420	65,668,236

Net loss for the period	(878,252)	(3,497,651)	(2,597,622)	(35,935,648)	(64,531,516)

Accumulated deficit, beginning of period	(81,246,899)	(74,754,589)	(79,511,529)	(42,316,592)	-
Dividends declared (note 6)	(44,536)	-	(60,536)	-	(60,536)
Deficit adjustment on related party acquisitions	-	-	-	-	(17,257,042)
Adoption of new accounting standard	-	-	-	-	242,040

Accumulated deficit, end of period	$(82,169,687)	$(78,252,240)	$(82,169,687)	$(78,252,240)	$(81,607,054)

Net loss per share
Basic and diluted	$(0.01)	$(0.03)	$(0.02)	$(0.28)

Weighted average shares outstanding
Basic and diluted	133,289,472	133,190,305	133,289,472	129,428,435

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended January 31		Nine months ended January 31		From Exploration Stage Inception on November 1, 2006 through January 31,
(in Canadian dollars)	2010	2009	2010	2009	2010

Operating activities
Net loss	$(878,252)	$(3,497,651)	$(2,597,622)	$(35,935,648)	$(64,531,516)
Items not involving cash
Impairment of oil and gas assets	-	2,507,880	-	33,885,491	40,151,332
Stock-based compensation	131,531	23,008	254,238	584,937	6,760,609
Unrealized foreign exchange (loss) gain	(27,234)	(175,070)	(322,754)	(1,634,118)	1,570,232
Interest and accretion on promissory notes	-	-	-	24,036	271,049
Depreciation and accretion	41,862	35,960	126,082	102,240	364,727
Loss on marketable securities	-	-	-	-	2,094,000
Financing costs	-	-	-	-	2,466,000
Change in non-cash working capital	134,454	(127,951)	(6,955)	(279,231)	44,079
	(597,639)	(1,233,824)	(2,547,011)	(3,252,293)	(10,809,488)
Financing activities
Proceeds from issuance of preferred shares, warrants and options	-	-	2,298,290	14,839,887	40,599,511
Proceeds from issuance of common shares	-	-	-	-	14,839,887
Proceeds from stock option and warrant exercises	-	-	-	127,485	507,373
Notes payable	-	-	-	-	(40,000)
	-	-	2,298,290	14,967,372	55,906,771
Investing activities
Expenditures on oil and gas assets	(1,525,268)	(1,352,121)	(2,619,813)	(16,088,764)	(36,303,908)
Expenditures on administrative assets	(6,408)	(1,361)	(6,408)	(43,252)	(421,053)
Disposition of oil and gas assets	-	-	2,163,400	-	(2,428,389)
Marketable securities	-	-	-	-	(1,851,960)
Change in restricted cash	(537)	(30,643)	47,720	(765,804)	(219,173)
Change in non-cash working capital related to oil and gas assets	(525,586)	(1,448,535)	(519,223)	359,322	(1,131,134)
	(2,057,799)	(2,832,660)	(934,324)	(16,538,498)	(42,355,617)

Change in cash	(2,655,438)	(4,066,484)	(1,183,045)	(4,823,419)	2,741,666

Exchange rate fluctuations on cash	26,404	211,437	204,525	1,702,958	(1,961,441)
Cash, beginning of period	3,417,072	5,894,513	1,766,558	5,159,927	7,813

Cash, end of period	$788,038	$2,039,466	$788,038	$2,039,466	$788,038

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2009, except as described in note 1(b).  These interim consolidated financial statements should be read in conjunction the consolidated financial statements and the notes thereto for the year ended April 30, 2009 since these interim financial statements do not contain all disclosures required by GAAP.

1.  Basis of Presentation:

(a)     Exploration Stage and Going Concern:

MegaWest is an exploration stage company that operates unproven heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal projects, and securing capital to fund operations and capital expenditures.

At January 31, 2010 MegaWest had working capital of $1,570,734, including restricted cash of $67,942.

In December 2008, due to low oil prices, the Company suspended all its capital projects, including operations at two Missouri heavy oil projects, pending a recovery in oil prices and financing.  With funds generated from the US $2.0 million property disposition and the US$2.2 million preferred share financing (see note 6), MegaWest re-started its Missouri projects in September 2009.  The Company is using its available cash to achieve the required production levels and is currently in a position where it must raise additional cash in order to continue its development activities.  While management is currently attempting to raise additional cash through a private placement of common shares and/or through a possible disposition of mineral property interests, no definitive arrangements have been made to date.

While the outcome of these matters cannot be predicted with certainty at this time, these financial statements are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is uncertainty about the use of the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

(b)     New Canadian GAAP Accounting Standards:

On May 1, 2009 the Company has adopted a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard did not have an impact on the Company’s financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

2.  Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance, April 30, 2009	$17,844,628	$3,216,405	$1,519,879	$300,000	$99,980	$1,824,210	$24,805,102
Sale of 10% interest in Missouri projects	(2,163,400)	-	-	-	-	-	(2,163,400)
Expenditures	3,195,656	7,786	12,067	(8,970)	(19,164)	2,837	3,190,212
Oil sales, net	(615,405)	-	-	-	-	-	(615,405)
Balance, January 31, 2010	$18,261,479	$3,224,191	$1,531,946	$291,030	$80,816	$1,827,047	$25,216,509

(a)      Missouri

The Company has an average 96 percent working interest in approximately 38,259 net acres of oil and gas leases.  Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

To date, the projects have operated in a pre-commercial stage, and for the nine months ended January 31, 2010, $615,405 of oil sales, net of royalties, have been recorded as a reduction of the costs.

In December 2008 the Company suspended its operations in Missouri; however, in September 2009 with the property disposition and the preferred share financing (see note 6), the Company re-started its Marmaton River and Grassy Creek projects.

On August 28, 2009 the Company sold a 10% working interest in its Deerfield Missouri projects for $2,163,400 (US$2,000,000) to Mega Partners 1, LLC (“MP1”).  MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US$300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

(b)      Kentucky

The Company has a 37.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights in certain oil and gas leases totaling approximately 29,000 unproved net acres.

(c)      Montana

The Montana leases include an average 48.5 percent working interest in 23,263 unproved net mineral acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma (20,965 acres), the Company has a 40 percent working interest.

(d)     Texas

The Company has a 39.8 percent working interest in 29,516 unproved net acres in Texas.  Currently, MegaWest owns a 50 percent working interest in 16,116 net acres and 25 percent working interest in the remaining 13,400 acres.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

(e)      Kansas

Costs relate to the Chetopa project, a heavy oil demonstration project located near Chetopa, Kansas.  The costs accumulated in the project include certain facilities, equipment, steam injection and oil production wells, on a 100 percent interest in two leases covering 385 net acres.

(f)       Other

Other costs consist primarily of seven used steam generators and related equipment that will be assigned to future projects (see note 13).

In conjunction with the preferred share financing (see note 6), MP1 obtained certain rights to acquire additional property interests as follows:

▪    For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 will have the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

▪    For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 will have the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

3.  Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.
		Accumulated	Net book
	Cost	Depreciation	Value
Balance, April 30, 2009	$414,644	$178,614	$236,030
Additions	6,408	90,006	(83,598)
Balance, January 31, 2010	$421,052	$268,620	$152,432

4.  Asset Retirement Obligations:

The future asset retirement obligations are based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and estimated timing of costs to be incurred.  At January 31, 2010 the Company estimated the present value of its asset retirement obligations to be $887,535, based on a future undiscounted liability of $1,116,000.  These costs are expected to be incurred within two to fifteen years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

Amount
Balance, April 30, 2009	$1,023,963
Liabilities incurred during the period	(54,276)
Accretion	36,076
Change in foreign exchange rates	(118,228)
Balance, January 31, 2010	$887,535

5.  Contributed Surplus:

The following table summarizes the changes in contributed surplus during the nine months ended January, 2010:

Amount
Balance, April 30, 2009	$22,213,833
Stock-based compensation expense	255,460
Balance, January 31, 2010	$22,469,293

6.  Share capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a) Common Shares

	Number of
	Common Shares	Amount
Outstanding, April 30, 2009	133,244,472	$83,597,427
Shares issued for services	45,000	8,048
Outstanding, January 31, 2010	133,289,472	$83,605,475

(b) Preferred Shares, Warrants and Options

	Preferred A Shares		Preferred A Warrants		Preferred B Option		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
Outstanding, April 30, 2009	-	$-	-	$-	-	$-	$-
Issued	22,000	1,879,740	1,540,000	350,000	-	150,000	2,379,740
Issue costs	-	(81,450)	-	-	-	-	(81,450)
Dividend payable	565	60,536	-	-	-	-	60,536
Outstanding, January 31, 2010	22,565	$1,858,826	1,540,000	$350,000	-	$150,000	$2,358,826

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

Series A convertible preferred shares

On August 28, 2009 the Company issued 22,000 Series A convertible preferred shares, with a stated value of US$100 for gross proceeds of $2,379,740 (US$2,200,000).

These Series A preferred shares carry a cumulative quarterly dividend at 5% payable in cash or, at the
Company’s discretion, at 7.5% payable in additional Series A preferred shares.

Series A preferred shares are convertible at their stated value into common shares at US$0.07 per common share. After August 28, 2010 the Company may force the conversion of the Series A preferred shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

The Series A preferred shares provide that upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A preferred shares.  Upon the event of certain defaults, the dividend rate increases to 15% payable in cash.

The Company declared a stock dividend payable as at December 31, 2009 amounting to $60,536 (US$ 56,507), as a result of which the Company is committed to issuing 565 preferred shares with a stated value of US$100 each.

Warrants

In conjunction with the Series A preferred share issuance, the Company issued 15,400,000 warrants to the Series A investors. Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.  A binominal pricing method was used to determine the value of the warrants and options using the following assumptions: expected volatility of 130 percent, risk-free interest rate of 2.6 percent.  All warrants are outstanding as at January 31, 2010.

Potential issue of Series B preferred shares and warrants

Series A preferred shareholders have an option to purchase up to 20,000 Series B convertible preferred shares for a stated value of $100 each until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield area, on similar terms to the Series A preferred shares except the conversion price is US$0.10 per common share. On November 25, 2009, the Company served notice under the option agreement that it had produced and sold 3,000 barrels over the prior 30 day period. Accordingly, the Series A preferred shareholders have until November 24, 2010 to exercise their option to purchase Series B convertible preferred shares.

After 12 months from the date of issue, the Company may force the conversion of the Series B preferred shares provided: i) production from the Deerfield area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. Should Series B preferred shares having stated value of not less than US$1.8 million be issued,  the holders of such shares will have the right to nominate one director to the board of directors of the Company.  As at January 31, 2010 conditions for forced conversion have not been met.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

In conjunction with the Series B preferred share issuance, the Company will issue up to 10,000,000 warrants. Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

(c) Stock Options

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20 percent of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

During the third quarter of fiscal 2010, the Company issued 3,532,000 stock options with an exercise price of $0.14 per share to directors and employees.  These options expire on November 26, 2014.

The fair value of the options granted for the three months ended January 31, 2010 was estimated to be $0.19 (U.S. $0.17) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 214 percent, risk-free interest rate of 2.6 percent and expected lives of three years.

During the nine months period ended January 31, 2010, the departure of certain employees of the Company resulted in the forfeiture of 575,000 stock options.

The following table summarizes the changes in stock options:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2009	7,478,500	U.S. $0.41
Forfeited	(575,000)	0.34
Granted	4,132,000	0.14
Outstanding, January, 2010	11,035,500	U.S. $0.32

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

The following table summarizes information about the options outstanding and exercisable at January 31, 2010:

	Options Outstanding				Options Exercisable
Exercise Price	Options	Weighted Average Remaining Life	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
U.S.$0.10 - $0.18	6,611,500	2.4 years	U.S.	$0.14	1,489,750	U.S.	$0.13
U.S.$0.45 - $0.62	3,774,000	1.1 years		$0.49	3,524,000		$0.50
U.S.$1.00 - $1.57	650,000	2.0 years		$1.13	650,000		$1.13
	11,035,500	2.0 years	U.S.	$0.32	5,663,750	U.S.	$0.47

7.  General and Administrative Expenses:

General and administrative expenses for the three and nine months ended January 31, 2010 and 2009 are as follows:
	Three months ended January		Nine months ended January
	2010	2009	2010	2009
Stock-based compensation:
Stock options	$125,460	$168,470	$255,460	$679,400
Shares issued for services	8,048	16,089	8,048	254,614
Less: capitalized portion	(1,977)	(161,551)	(9,270)	(349,077)
	131,531	23,008	254,238	584,937

Salaries and benefits	517,421	797,530	1,202,587	2,596,212
Professional fees	51,896	63,313	246,725	517,183
Investor relations	26,122	33,585	40,792	148,748
Office and operations	110,808	348,824	697,703	1,002,891
Information technology	5,332	76,446	19,638	189,014
Less: capitalized portion	(25,197)	(398,544)	(89,749)	(1,146,794)
	686,382	921,153	2,117,696	3,307,253

	$817,913	$944,161	$2,371,934	$3,892,190

In January 2009 the Company suspended the development of its oil and gas assets, pending a recovery in oil and gas prices.  As a result, during the three months ended July 31, 2009 the Company did not capitalize any of its general and administrative and stock-based compensation expenses.  The Company resumed development activities in September 2009 and $9,270 of stock-based compensation and $89,749 of general and administrative expenses were capitalized during the second and third quarters of fiscal 2010.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

8.  Supplemental Cash Flow Information:

		Three months ended January 31		Nine months ended January 31	From Exploration Stage Inception on November 1, 2006 through January 31,
	2010	2009	2010	2009	2010

Non-Cash investing activities
Common shares issued for properties	$-	$-	$-	$42,378	$12,092,428
Exchange shares issued for properties	-	-	-	-	9,660,497
Warrants granted for properties	-	-	-	-	45,707
Incentive warrants vested on property acquisition	-	-	-	-	18,183,081
Capitalized stock-based compensation	1,977	161,551	9,270	349,077	720,991

Non-Cash financing activities
Common shares issued on debt settlement	-	-	-	-	165,700
Common shares issued on cashless exercise of options and warrants	-	-	-	1,690,107	8,146,444
Common shares issued for services	8,048	16,089	8,048	238,525	1,898,462
Common shares issued on conversion of exchange shares	-	-	-	-	9,556,567
Common shares issued on conversion of promissory notes	-	-	-	2,003,541	2,003,541

Cash interest paid (received)	(2,880)	(29,589)	(6,153)	(151,772)	(1,136,720)
Cash taxes paid	-	-	-	-	-

	January 31, 2010	April 30, 2009

Components of cash and restrcited cash
Cash	$788,038	$1,766,558
Restricted cash:
Current	67,942	96,338
Long-term	151,231	170,555
	$1,007,211	$2,033,451

The $67,942 secures a letter of credit and corporate credit cards, $151,231 of deposits are with authorities for the abandonment and reclamation of oil and gas wells.

9.  Related Party Transactions:

During the nine months period ended January 31, 2010 Company paid $49,939 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  During the nine months ended January 31, 2010 the Company paid $2,275 for these services. All of these transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

10.  Capital Management

The Company’s objective is to have a sufficient working capital to sustain the development of its properties.  The Company may from time to time issue shares and adjust its capital spending.  To assess its financial strength, the Company continually monitors its working capital, which is calculated as follows:

	As at January 31, 2010	As at April 30, 2009
Current assets	$1,800,498	$2,224,670
Current liabilities	169,228	112,663
Working capital	$1,631,270	$2,112,007

The Company monitors its forecasted working capital on a monthly basis.  The Company prepares annual capital expenditure budgets, which are updated as necessary depending on various factors, including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions.  There were no changes to the Company’s approach to capital management during the year.

The Company declared a stock dividend payable as at December 31, 2009 amounting to $60,536 (US$ 56,507), as a result of which the Company is committed to issuing 565 preferred shares with a stated value of US$100 each.

11.  Commitments and Contractual Obligations:

The Company has the following other commitments and contractual obligations:

(a)  Office and Equipment Leases:

During the first quarter of fiscal 2010, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the next five fiscal years:

	2010	$87,743
	2011	458,766
	2012	448,314
	2013	447,714
	Thereafter	167,674
Total		$1,610,211

(b)   Severance Obligations:

Pursuant to employment agreements with senior officers, the Company is obligated to pay up to $822,000 under certain events around employment termination.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended January 31, 2010
(in Canadian dollars unless otherwise indicated)

12.  Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development.

MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three Months Ended January 31, 2010			Three Months Ended January 31, 2009
	Canada	USA	Consolidated	Canada	USA	Consolidated
Interest income	$1,176	$1,704	$2,880	$20,357	$9,232	$29,589
Expenses	714,791	166,341	881,132	870,746	2,656,494	3,527,240
Net loss	(713,615)	(164,637)	(878,252)	(850,389)	(2,647,262)	(3,497,651)

Oil and gas asset additions	-	1,525,268	1,525,268	-	1,370,540	1,370,540
Administrative asset additions	6,408	-	6,408	1,361	-	1,361

	Nine Months Ended January 31, 2010			Nine Months Ended January 31, 2009
	Canada	USA	Consolidated	Canada	USA	Consolidated
Interest income	$4,450	$1,704	$6,153	$134,647	$17,125	$151,772
Expenses	2,324,689	279,086	2,603,775	1,543,350	34,544,070	36,087,420
Net loss	(2,320,239)	(277,382)	(2,597,622)	(1,408,703)	(34,526,945)	(35,935,648)

Oil and gas assets	1,827,047	23,393,074	25,220,121	1,822,670	23,271,490	25,094,160
Administrative assets	152,432	-	152,432	255,878	11,140	267,018

Oil and gas asset additions	-	2,619,813	2,619,813	-	16,107,183	16,107,183
Administrative asset additions	6,408	-	6,408	32,112	11,140	43,252

13.  Subsequent Events:

Subsequent to January 31, 2010, the Company sold one of its steam generators to a third party for proceeds of $390,000.

Effective February 28, 2010, the Company terminated a technology consulting agreement with Iromad LLC.